Exhibit 99.1

CI Financial to Host Virtual-Only Annual Meeting of Shareholders on June 16, 2021

TORONTO--(BUSINESS WIRE)--March 23, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) announced today it will hold its Annual Meeting of Shareholders on Wednesday, June 16, 2021 at 2:00 p.m. EDT. The meeting will be held in a virtual-only format by way of live audio webcast.

CI has made the decision to host the meeting online in support of the directives from public health and government authorities concerning the continuing COVID-19 pandemic. Shareholders, analysts and members of the public may access the meeting in real time. Shareholders will be able to submit questions and to vote on a number of important matters.

Instructions on how to access the webcast and vote at the virtual meeting will be posted to the Investor Relations section of www.cifinancial.com when available. In accordance with securities legislation, the Notice of Meeting and Management Information Circular will be available at www.sedar.com and www.cifinancial.com.

About CI Financial Corp.

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$236.5 billion (US$185.7 billion) in client assets as at February 28, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com